I am 3 days away from closing my very first @wefunder friends and family preseed investment round for Sanara Skincare and I want to show you what part of the investment is going towards!

You can invest as little as $100 via Wefunder. Go to www.wefunder.com/sanara to invest!
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#sanara #sanaraskincare #youwillheal #naturalglow #entrepreneurlife #latinaentrepreneur #womanownedbusiness #atxblogger #latinahealer #wellnessjourney #spa #spandwellness #latinahealer #latinabloggers #latinamagic



Gina Maria Jacoby and 13 others                                    1 comment

 **Rebekah Jasso Jensen** • You
Founder at Sanara Skincare
1mo • 🌐

I am so excited to share my latest WeFunder video. Watch how you too can become part of the Sanara Familia.

...see more



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**Rebekah Jasso Jensen**
23h · 👥

I am less than 24 hours away from closing @sanaraskincare very first friends and family preseed investment round via @wefunder.

Thank you to everyone who helped me meet my first minimum goal! If you have been wanting to invest in Sanara and just haven't yet, you only have a few more hours because I'm closing it tomorrow, December 1st, at 8 am CST.

Can you help me meet my maximum investment goal?!

#sanara #sanaraskincare #youwillheal #naturalglow #indigenouspeople #indigenousknowledge #allnaturalbeauty #skincarelover #wellnessjourney #minorityowned #womanowned #latinahealer #latinabloggers #atxblogger #indiebeautyentrepreneur #smallbusinessowner #latinamagic

 **Rebekah Jasso Jensen**
November 4 at 5:23 PM · 👥

· · ·

Hi friends and family!

You helped @sanaraskincare reach its first $50k in Sanara's very first pre-seed investment round via @wefunder 🔥🙏🔥🙏🔥

And guess what?! If you were thinking you wanted to invest THERE IS STILL TIME! 🥹

I'm continuing to raise up to $90,500 through the end of November and I'll be officially closing this round November 30th.

You can invest as little as $100 and become part of the Sanara familia!

Thank you so much to everyone that has already reserved their investment; it means the 🌎 to me!

Just head to the link in profile or type in https://wefunder.com/sanara

#sanaraskincare #sanara #wellnessjourney #selflove #selfhealer #latinabloggers #atxblogger #latinahealer #indiebeautyentrepreneur #smallbusinessowner #latinamagic



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**Rebekah Jasso Jensen**

October 31 · 👥

···

You guys I'm at $48,200 raise to my first $50k goal with @wefunder . Can you help me get to $50k by November 1st?

$50k is the least amount I'm accepting for Sanara friends and family investment round and is the amount that WeFunder starts promoting my round to its community!

This amount helps me pay for my new packaging and manufacturing of products so I can start reaching out to major retailers. Yall this is where we start to see @sanaraskincare scale and you can be apart of that! 🏹

Can you help me reach my November 1st goal!? I've only got $1800 left to go!

WEEKEND.
UM

 **Rebekah Jasso Jensen**
October 27 · 👥

Can you help me meet my first WeFunder goal of $50K investment for @sanaraskincare ? You can invest as little as $100

I would love to meet my first goal by Tuesday November 1st and you can help me get there!

Go to www.wefunder.com/sanara and check it out!



6 years ago I started learning how to make soap in my kitchen after my sister-in-law Camilla Potter told me about her new soap making craft. Now I have a manufacturer and launched into Four Seasons Vail where they perform 2 of my beauty rituals and continuing to expand into the spa + wellness and luxury beauty markets sharing the beauty of Latin America.

And now the time has come for you to join the Sanara familia by investing as little as $100. I'm almost to my $90,500 goal and you can help me get there!!

Check out the video below and you too can invest in Sanara at www.wefunder.com/sanara



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❤️👍 Marisol Allen, Yolanda Jasso and 65 others          17 comments

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Hey friends and family! Thank you to those that have already invested in Sanara.

I'm $4K away from my first friends and family investment goal! If you were thinking of investing go ahead and make your reservation to get me there. This is also the amount needed for Wefunder to start promoting it!

Check out my pitch deck and terms below! You can invest as little as $100!

Www.wefunder.com/sanara



WEFUNDER.COM
**Start raising money in 15 minutes | Wefunder, Home of the Community Round**
We take the pain out of raising money. Raise $50K to $5M from superfans & angel investors w...

As a first time Latina entrepreneur I always wondered when it would be the right time to seek outside investors for Sanara and now that I'm here, it's go time!

Espen Jensen and I have taken the last 4+ years bootstrapping and investing our very own hard earned money to get it here. A holistic body care and lifestyle brand that brings representation to an unrepresented community and region for the spa + wellness and luxury beauty markets.

I'm so excited to be entering the next phase with Sanara and I'm currently raising my first friends and family round of $90,500 via Wefunder a public benefit corporation here to fix capitalism and keep the American dream alive.

Thank you Celeste Madison  and Ryan Henry  for leading our very first investment, together we're changing the landscape of spa + wellness. 🙏🙏

I would love for you to be part of the Sanara story too.

www.wefunder.com/sanara

#sanara #sanaraskincare #youwillheal #latinaentrepreneur #minorityowned #womanownedbusiness #betterbeauty #spandwellness #latinamerica #latinahealer #latinabloggers #atxblogger



Hey Ryan and Celeste,

Thank you so much for your time last night. I hope you two are all settled in Jamaica taking it all in and getting some much needed rest.

I'm so glad we got to speak to you because it really got me thinking after about my best path forward for all parties involved especially for our early stage friends and family funders.

I went in last night to get more information regarding the SputnikATX accelerator, to see exactly what their terms are and how I can compare. I've attached the SAFE agreement for your review that I would sign if I got accepted into the accelerator and wanted to share that with you. Since these raises are happening very close to each other I thought perhaps I don't need the full $250,000 via Wefunder because I don't necessarily need the $250K all at once. I definitely need $100K now for packaging but don't really need the other $150,000 until later. Here is a link to explain why SputnikATX asks for the evaluation that they do. (Keep in mind, the legal document says 70% discount but it's actually a 30% discount, read here for explanation.)

So my thoughts are to only ask for $91K via WeFunder (My mom and friends from San Francisco have invested a total of $9K in March that helped me get to ISPA and I want to offer them the same terms) with the exact terms as Sputnik. The plus's with that is friends and family investors get the same rate as early stage VC's. And since Sputnik will invest up to $500K in a 24 month period, it makes my first $600K investment (if I use all of their 500K) at that same valuation cap with discount for all early stage investors.

Here are the plus's:

- I get to close a lot quicker than 4-6 months than it could take to raise $250K.

- I may not even have to make this public if I get my next $41K in this private stage (which I think is very possible) which means I could get funded by the end of the month.

- It keeps all early stage funders at the same valuation should I get into SputnikATX, and I can't say that I've already gotten in but I certainly think since this is my 2<sup>nd</sup> time to apply with some actual traction and product market fit and I was asked by Amanda their Senior Associate to reapply because Oksana (Sputnik Co-founder and Managing Partner) and her daughter really like Sanara, that if I am able to get my first $100K funded, it will be an easier decision for them to want to fund my next $100K and potentially next, and next for the next 24 months. From what

I've read about VC's, they are also more inclined to invest after they see that I'm able to raise before they get involved.

- The timing is kind of great since the WeFunder raise doesn't go public until June 30<sup>th</sup> and SputnikATX application deadline is the 30th.

Let me know your thoughts and hope this makes more sense with terms and our offering. Also, I just found this event on the Sputnik page that I plan to attend, next Monday the 20th, I know it will be just after your trip but you're able to join you should join us.

Have an amazing time in Jamaica!!!

Rebekah

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Hi Blanca!

I wanted to share my latest!

I just launched my first friends/family round via WeFunder for $90,500! It doesn't show yet but my lead investor has committed $50K and I already have another investment from a friend of $10K! I'm more than halfway there!

Here is the link if you want to check it out! I'm officially in raising funds mode having just applied for SputnikATX and LatVC fund and have an interview next week with them (deck attached which is more extensive then the WeFunder pitch).

Exciting times over here! Thank you for all your guidance and mentoring along the way!